UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DAWSON GEOPHYSICAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

239360100

(CUSIP Number)

Matt D. Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,094,586
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,094,586

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,586
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.86% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 23,643,934 shares of Common Stock, $0.01 par value per share (“Common Stock”) of Dawson Geophysical Company (the “Issuer”) issued and outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 349
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 349

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class calculated based on 23,643,934 shares of Common Stock issued and outstanding as November 2, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 4, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,094,237
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,094,237

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,237
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.86% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class calculated based on 23,643,934 shares of Common Stock issued and outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 4, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,094,237
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,094,237

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,237
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.86% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class calculated based on 23,643,934 shares of Common Stock issued and outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 4, 2021.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2021, as amended by Amendment No. 1 thereto filed with the SEC on October 25, 2021 (the “Schedule 13D”) by the Reporting Persons relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Dawson Geophysical Company (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Amendment to Agreement and Plan of Merger

On January 10, 2022, the Issuer and Wilks Brothers, LLC (“Wilks”) entered into Amendment No. 3 (the “Amendment”) to the Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among the Issuer, Wilks and WB Acquisitions Inc. (“Merger Sub”). The Amendment (i) lowers the minimum number of shares of Common Stock that are required to be tendered in the Offer (as defined in the Merger Agreement) to close the Offer, together with the shares then owned by Wilks, Merger Sub and any other affiliate or direct or indirect wholly-owned subsidiary of Wilks, from 80% to 66.67% of the shares then outstanding, (ii) provides for Stephen Jumper, Craig Cooper and Michael Klofas to resign from the Issuer’s Board of Directors (the “Board”), in each case, effective as of and conditioned upon the Acceptance Time (as defined in the Merger Agreement) occurring, with Mark Vander Ploeg and Ted North continuing as directors, and for the appointment of Matt Wilks, Sergei Krylov and Bruce Bradley to the Board, with Mr. Wilks serving as Chairman, in each case, effective as of and conditioned upon the Acceptance Time occurring and (iii) further extends the Offer to expire at 5:00 p.m. New York City time on January 14, 2022.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 1 to this Amendment and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a) and 5(b) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,094,586 shares of the Common Stock, representing 8.86% of the 23,643,934 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 4, 2021.

Wilks beneficially owns 2,094,237 shares of Common Stock, representing 8.86% of the Issuer’s issued and outstanding Common Stock. Wilks is a manager-managed limited liability company, managed by Dan Wilks and Farris Wilks. Dan Wilks and Farris Wilks are brothers and may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Wilks.

Dan Wilks, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over an additional 349 shares of Common Stock and therefore may be deemed to beneficially own such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Amendment No. 3 to Agreement and Plan of Merger, dated January 10, 2022, by and among Dawson Geophysical Company, Wilks Brothers, LLC and WB Acquisitions Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2022).

2	Joint Filing Agreement by and among the Reporting Persons, dated as of January 19, 2021 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

3	Power of Attorney – Staci Wilks, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

4	Power of Attorney – Dan Wilks, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

5	Power of Attorney – Wilks Brothers, LLC, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

6	Power of Attorney – Farris Wilks, dated as of January 19, 2021 (incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2021

*
Dan Wilks

*
Staci Wilks

*
Farris Wilks

Wilks Brothers, LLC

By: /s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact